HORWITZ, CRON & ARMSTRONG, LLP
                                Attorneys at Law

                           26475 Rancho Parkway South
                          Lake Forest, California 92630
                            Telephone (949) 540-6540
                            Facsimile (949) 540-6578


                                October 11, 2011

Barbara C. Jacobs
Assistant Director
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

     RE: Goff Corp.
         Registration Statement on Form S-1
         Filed September 30, 2011
         File No. 333-176509

Dear Ms. Jacobs:

     Thank you for your October 7, 2011 comment correspondence to the above referenced Registration Statement on Form S-1 for Goff Corporation (the "Company"). The following is in response to your October 7, 2011 correspondence. The Company has simultaneously filed Amendment No. 2 to the Company's Registration Statement.

     The Company has provided and filed the consent letter of its independent auditors with the latest amendment to the Registration Statement.

                                     Sincerely,

                                     HORWITZ, CRON & ARMSTRONG, LLP


                                     /s/ Horwitz, Cron & Armstrong, LLP
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